UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,085,134 (See Items 4 and 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,085,134 (See Items 4 and 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,085,134 (See Items 4 and 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the New Stockholders Agreement (as described in Amendment No. 5), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco B.V. (“EGS Dutchco”) in filings with the Securities and Exchange Commission (the “Commission”) and the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge International Investment Ltd. (“NewBridge”) in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons (other than Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), with respect to the shares owned by ACOF II) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,085,134 (See Items 4 and 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,085,134 (See Items 4 and 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,085,134 (See Items 4 and 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the New Stockholders Agreement (as described in Amendment No. 5), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco in filings with the Commission and the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons (other than ACOF II, with respect to the shares owned by ACOF II) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,085,134 (See Items 4 and 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,085,134 (See Items 4 and 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,085,134 (See Items 4 and 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the New Stockholders Agreement (as described in Amendment No. 5), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco in filings with the Commission and the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons (other than ACOF II, with respect to the shares owned by ACOF II) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,085,134 (See Items 4 and 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,085,134 (See Items 4 and 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,085,134 (See Items 4 and 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the New Stockholders Agreement (as described in Amendment No. 5), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco in filings with the Commission and the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons (other than ACOF II, with respect to the shares owned by ACOF II) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,085,134 (See Items 4 and 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,085,134 (See Items 4 and 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,085,134 (See Items 4 and 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the New Stockholders Agreement (as described in Amendment No. 5), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco in filings with the Commission and the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Persons (other than ACOF II, with respect to the shares owned by ACOF II) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported in Stream Global Services, Inc.’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104

Item 1.        Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on July 2, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 to the statement on Schedule 13D filed on August 18, 2009 (“Amendment No. 4”), as amended by Amendment No. 5 to the statement on Schedule 13D filed on October 1, 2009 (“Amendment No. 5” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 6, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, as the case may be.

Item 2.        Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), (ii) ACOF Management II, L.P. (“ACOF Management II”), (iii) ACOF Operating Manager II, L.P. (“ACOF Operating II”), (iv) Ares Management LLC (“Ares Management”), and (v) Ares Partners Management Company, LLC (“APMC”) (collectively, the “Ares Entities” or the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The principal business of ACOF II is investing in securities. APMC, Ares Management, ACOF Management II and ACOF Operating II are principally engaged in the business of investment management. The general partner of ACOF II is ACOF Management II, and the general partner of ACOF Management II is ACOF Operating II. ACOF Operating II is owned by Ares Management, which, in turn, is indirectly controlled by APMC. APMC is managed by an executive committee comprised of David Kaplan, Michael Arougheti, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to the Common Shares.  The Ares Entities, the partners, members, stockholders, directors and managers of the Ares Entities (other than ACOF II with respect to the Common Shares held directly by ACOF II) and the executive committee of APMC expressly disclaims beneficial ownership of the Common Shares.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Information regarding source and amount of funds to be used in the Merger (as defined below) is described below and incorporated herein by reference.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

As of November 7, 2011, ACOF II contemplates effecting a transaction pursuant to which each of ACOF II, EGS Dutchco B.V., a Netherlands corporation (“EGS”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge”), would contribute all of the shares of Common Stock it owns to a newly-formed Delaware corporation (“Parent”), pursuant to a Contribution and Exchange Agreement (the “Contribution”).  After giving effect to the Contribution, Parent would own approximately 91.6% of the total issued and outstanding shares of Common Stock of the Issuer (based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011).

Promptly following the Contribution, it is contemplated that Parent would, directly or indirectly through one or more subsidiaries, conduct a “short-form” merger (the “Merger”) with and into the Issuer under Section 253 (“Section 253”) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Issuer surviving the Merger.  Pursuant to the Merger, each share of Common Stock (other than shares of Common Stock held by the Issuer or directly or indirectly owned by Parent or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive $3.25 in cash.  Parent would use either, or a combination of, proceeds from existing debt facilities or new equity or debt proceeds from third parties or affiliates of the Issuer to fund the transaction.  If it determines to consummate the transactions as described above, Parent would be authorized under Section 253 to effect the Merger without the approval of the Issuer’s board of directors or stockholders.  Upon consummation of the Merger, the Issuer’s stockholders (as of immediately prior to the Merger) would no longer hold stock in the Issuer.  Under Delaware law, the exclusive remedy for minority stockholders who object to a short-form merger is appraisal rights (subject to their compliance with the applicable appraisal procedures under Delaware law), absent fraud or illegality.

It is contemplated that, subsequent to the Merger, Parent would cause the Issuer to delist the shares from trading on the NYSE Amex and terminate the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended (the “Act”).

As a result of the New Stockholders Agreement (as described in Amendment No. 5), the Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Act.  The Reporting Persons disclaim beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS in filings with the Securities and Exchange Commission (the “Commission’) and the 20,524,270 shares of Common Stock reported as beneficially owned by NewBridge in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on the cover pages hereto.

The Ares Entities review on a continuing basis ACOF II’s investment in the Issuer.  Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular time frame, at any time for any reason.  In addition, one or more of the Ares Entities, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Ares Entities, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, ACOF II may exercise any and all of its rights in a manner consistent with its equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.  In addition, from time to time the Ares Entities and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

(a)                                  Aggregate Number and Percentage of Securities.  See Item 2 of this Amendment No. 6 and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Ares Entities.

(b)                                 Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to this Amendment No. 6 for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                  Transactions within the past 60 days.  None of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)                                 Certain Rights of Other Persons.  Not applicable.

(e)                                  Date Ceased to be a 5% Owner.  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Item 4 are incorporated herein by reference.

The warrant participation rights described in Amendment No. 5 expired on October 17, 2011, the expiration date of the Public Warrants.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2011

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).